UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934
FOR THE MONTH OF SEPTEMBER 2022
COMMISSION FILE NUMBER 000-20115
METHANEX CORPORATION
(Registrant’s name)
SUITE 1800, 200 BURRARD STREET, VANCOUVER, BC V6C 3M1 CANADA
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☐	Form 40-F ☑

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

NEWS RELEASE
Methanex Corporation
1800 - 200 Burrard St.
Vancouver, BC Canada V6C 3M1
Investor Relations: 604-661-2600
Toll-Free: 1-800-661-8851
http://www.methanex.com

For immediate release

September 26, 2022

METHANEX INVESTS IN TECHNOLOGY TO REDUCE EMISSIONS AT NEW ZEALAND SITE BY OVER 50,000 TONNES

VANCOUVER, BRITISH COLUMBIA, September 26, 2022 (GLOBE NEWSWIRE) -- Methanex Corporation (TSX:MX) (NASDAQ:MEOH), the world’s largest producer and supplier of methanol, is pleased to announce it has made a significant investment to reduce carbon emissions at its Motunui facility in New Zealand.

This multi-million-dollar investment will involve improving the technology in the facility’s distillation columns over the next 12 months. The efficiency improvements provide an economic payback within two years. Once completed, this project has the potential to reduce the site’s carbon emissions by over 50,000 tonnes per annum, the equivalent of taking 20,000 cars off the road.

“We’re excited to announce this new investment in our Motunui facility as a demonstration of our commitment to emissions reduction in New Zealand and globally,” said Stuart McCall, Managing Director, Methanex New Zealand. “With this new technology, we will no longer need to distill crude methanol at our Waitara Valley plant, thereby reducing our energy consumption and overall emissions.”

This New Zealand project is just one of several opportunities currently being progressed by Methanex around the world to further improve the company’s environmental performance through emissions reduction.

“As the world’s largest producer and supplier of methanol, Methanex is committed to playing an active role in the transition to a low-carbon economy,” said Vanessa James, Senior Vice President, Corporate Development & Sustainability. “In alignment with commitments made in our recent Sustainability Report, we are proud to invest in emissions reduction technologies such as that at our Motunui plant, and we will continue to explore lower-carbon pathways to producing methanol across all of our global operations.”

More information on Methanex’s sustainability commitments is available in the company’s 2021 Sustainability Report or by request at the media contact below.

Methanex is a Vancouver-based, publicly traded company and is the world’s largest supplier of methanol to major international markets. Methanex shares are listed for trading on the Toronto Stock Exchange in Canada under the trading symbol “MX” and on the NASDAQ Global Select Market in the United States under the trading symbol “MEOH”. Methanex can be visited online at www.methanex.com.

- end -

For further information, contact:

Methanex Media Inquiries
Nina Ng
Manager, Global Communications
+1-604-661-2600 or Toll Free: +1-800-661-8851

Methanex Investor Inquiries
Sarah Herriott
Director, Investor Relations
+1-604-661-2600 or Toll Free: +1-800-661-8851

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

METHANEX CORPORATION
Date: September 26, 2022	By:	/s/ KEVIN PRICE
		Name:	Kevin Price
		Title:	General Counsel & Corporate Secretary